Filed Pursuant to Rule 433

File No. 333-276141

Pricing Term Sheet

CBRE Services, Inc.

$500,000,000 5.500% Senior Notes due 2029

February 20, 2024

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated February 20, 2024, Registration Statement No. 333-276141.

Issuer:	CBRE Services, Inc. (the “Issuer”)

Expected Ratings (Moody’s/S&P):*	Baa1 / BBB+

Guarantor:	CBRE Group, Inc.

Title of Securities:	5.500% Senior Notes due 2029 (the “Notes”)

Principal Amount:	$500,000,000

Trade Date:	February 20, 2024

Settlement Date (T+3):**	February 23 , 2024

Final Maturity Date:	April 1, 2029

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2024

Record Dates:	March 15 and September 15

Coupon:	5.500%

Benchmark Treasury:	UST 4.000% due January 31, 2029

Benchmark Treasury Price / Yield:	98-303/4 / 4.235%

Spread to Benchmark Treasury:	+130 basis points

Yield to Maturity:	5.535%

Public Offering Price:	99.837% of the principal amount

Net Proceeds to Issuer (before net expenses):	$496,185,000

Optional Redemption:	Following issuance and prior to March 1, 2029, make-whole call at T+20 basis points. At any time on or after March 1, 2029, par call.

CUSIP/ISIN:	12505B AH3/US12505BAH33

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Co-Managers:

NatWest Markets Securities Inc.

Citigroup Global Markets Inc.

Comerica Securities, Inc.

ING Financial Markets LLC

ANZ Securities, Inc.

Barclays Capital Inc.

Capital One Securities, Inc.

Goldman Sachs & Co. LLC

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751, BofA Securities, Inc. toll free at 1-800-294-1322 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049.

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